Name of Registrant:
Templeton Russia and East European Fund, Inc.

File No. 811-08788

Exhibit Item No. 77C Matter Submitted to a Vote of Security Holders

The Annual Meeting of Shareholders of Templeton Russia and East European Fund, Inc. (the "Fund") was held at the Fund's offices,
300 S.E. 2nd Street, Fort Lauderdale, Florida, on August 23, 2013.
The purposes of the meeting was to elect four (4) Directors and the ratification of the selection of PricewaterhouseCoopers LLP as the independent registered public accounting firm for the fiscal year ending March 31, 2014. At the meeting, the following persons were elected by the shareholders to serve as Directors of the Fund: Edith
E. Holiday, Rupert H. Johnson, Jr., Frank A. Olson and Robert E. Wade.
*  No other business was transacted at the meeting.

The results of the voting at the Annual Meeting are as follows:

Proposal 1. The election of four Directors:

                                % of      % of             % of    % of Shares
			    outstanding	 Shares         outstanding Present and
Term Expiring 2016     For     shares    Voted   withheld   shares    Voting
Edith E. Holiday     2,911,699	51.69%	 76.88%	  875,870  15.55%   23.12%
Rupert H. Johnson,Jr.2,889,927	51.31%	 76.30%	  897,642  15.93%   23.70%
Frank A. Olson	     2,884,423	51.21%	 76.15%	  903,146  16.03%   23.85%
Robert E. Wade	     2,886,979	51.25%	 76.22%	  900,590  15.99%   23.78%


*Harris J. Ashton, Ann Torre Bates, Frank J. Crothers, Gregory E. Johnson,
J. Michael Luttig, David W. Niemiec, Larry D. Thompson and Constantine D. Tseretopoulos.

Proposal 2. The ratification of the selection of PricewaterhouseCoopers LLP as the independent registered public accounting firm for the fiscal year ending March 31, 2014.


		Shares Voted	% of outstanding Shares	      % of Voted Shares
For		3,725,397	  66.14%			98.04%
Against	           29,401	   0.52%			 0.77%
Abstain	           45,164          0.80%			 1.19%
Total		3,799,962	  67.46%		       100.00%